UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1


                      HOSPITALITY WORLDWIDE SERVICES, INC.
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                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of class of securities)

                                   44106N 10 0
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                                 (CUSIP number)

                                   E.W. Plaut
                                 c/o Relco Inc.
                    3 Stamford Landing, 46 Southfield Avenue
                           Stamford, Connecticut 06902
                                 (203) 975-7254
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 21, 1997
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Watertone LLC
                        06-1453054
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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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3              SEC USE ONLY

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4              SOURCE OF FUNDS*
                        OO(1)
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5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                                / /
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6              CITIZENSHIP OR PLACE OR ORGANIZATION

                        Delaware
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      NUMBER OF         7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                           500,000
       OWNED BY    -------------------------------------------------------------
         EACH           8          SHARED VOTING POWER
      REPORTING
     PERSON WITH                            Not Applicable
                   -------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                            500,000
                   -------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                            Not Applicable
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11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        500,000
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12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
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13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           6.1%
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14             TYPE OF REPORTING PERSON*

                        OO(2)
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Shares transferred to the Reporting Person in a reorganization of Watertone Holdings LP, a Delaware limited partnership ("Watertone L.P."). At the time of the reorganization the Reporting Person was the general partner of Watertone L.P.
(2)      The Reporting Person is a Delaware limited liability company

            This Amendment No. 1 (the "Amendment No. 1") amends the Schedule 13D, dated December 23, 1996 (the "Schedule 13D") filed by Watertone LLC. Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

            Defined  terms  herein  shall  have  the  meaning  specified  in the
Schedule 13D, except as otherwise provided herein.


            Item 3 of the Schedule 13D is amended hereby in its entirety to read:

            Item 3. Source and Amount of Funds or Other Consideration

            On June 13 1996, Watertone Holdings LP, a Delaware limited partnership of which the Reporting Person was the general partner (the "Partnership"), acquired from Watermark Investments Limited, a Delaware corporation, 2,300,000 shares of common stock, par value $.01 per share, of Hospitality (the "Common Stock"), in exchange and consideration for a limited partnership interest in the Reporting Person.

            On October 31, 1996, pursuant to a reorganization of the Partnership through an amendment and restatement of the Partnership's Agreement of Limited Partnership, the Partnership transferred its interest in 500,000 shares of Common Stock to the Reporting Person.


            Item 4 of the Schedule 13D is amended hereby in its entirety to read:

Item 4. Purpose of Transaction.

            On October 31, 1996, pursuant to a reorganization of the Partnership through an amendment and restatement of the Partnership's Agreement of Limited Partnership, the Partnership transferred its interest in 500,000 shares of Common Stock to the Reporting Person.

            The Reporting Person acquired the 500,000 shares of Common Stock in order to obtain an equity position in Hospitality. It intends to hold said shares of Common Stock for investment purposes and not to facilitate a possible acquisition of control of Hospitality. Notwithstanding the foregoing, however, depending on the pricing, availability of the Common Stock, future developments at and pertaining to Hospitality, other investment and business opportunities available to the Reporting Person, and general economic conditions, the Reporting Person or its affiliates may determine to purchase, in the open market, in privately negotiated transactions, or otherwise, additional shares of Common Stock or otherwise seek to obtain control of Hospitality. In addition, depending on the factors described above, the Reporting Person also may determine to sell in the open market, in privately negotiated transactions, or otherwise, all or part of their shares of Common Stock.

            On January 21, 1997, pursuant to a Redemption Agreement, Watertone L.P. paid to the Reporting Person $4,220,454 in redemption of the Reporting Person's entire interest in Watertone. As of such date (i) the Reporting Person is no longer Watertone's general partner; and (ii) the Reporting Person is no longer attributed beneficial ownership of those shares of Hospitality Common Stock held by Watertone L.P.


            Item 5 of the Schedule 13D is hereby amended in its entirety to read:

Item 5. Interest in Securities of the Issuer

            (a) As of the date hereof, the Reporting Person beneficially owned 500,000 shares of Hospitality Common Stock. Such shares constitute 6.1% of the shares of Hospitality common stock outstanding as of the date hereof. As of the date hereof there were 8,188,155 shares of Hospitality common stock issued and outstanding.

            (b) The Reporting Person has the sole power to vote and to dispose of all of the shares of Hospitality Common Stock referred to in paragraph (a) above. Messrs. Garraty, Asen and Plaut, as Managers of Watertone LLC each have shared power to vote and to dispose of all of the shares of Hospitality Common Stock held by the Reporting Person.

            (c) See "Item 3. Source and Amount of Funds and Other Consideration" above for information as to shares of Hospitality Common Stock recently acquired or disposed of by the Reporting Person. Except as disclosed therein, the Reporting Person has not acquired, within the past 60 days, any shares of Hospitality Common Stock.

            (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Hospitality Common Stock that are the subject of this Schedule 13D.

            (e) Not applicable.

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to the Securities of the Issuer.

            The Reporting Person understands that Hospitality has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 with respect to the registration of common stock for resale currently held by the Reporting Person and certain other stockholders of Hospitality.

Item 7. Material to be Filed as Exhibits.

            1. Redemption Agreement, dated as of January 21, 1997, by and among Watertone LLC, Watermark Investments Limited, an international business company created under the laws of the Bahamas, Watermark Investments Limited, a Delaware corporation and Watertone.


                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 31, 1997
                                        WATERTONE LLC


                                        By: /s/ John A. Garraty, Jr.
                                            ------------------------------------
                                            John A. Garraty, Jr.
                                            Manager